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                            December 8, 2021

       Peter Crage
       Executive Vice President, Chief Financial Officer and Treasurer TravelCenters of America Inc.
       24601 Center Ridge Road
       Westlake, OH 44145

                                                        Re: TravelCenters of
America Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Item 2.02 Form 8-K
filed November 1, 2021
                                                            File No. 001-33274

       Dear Mr. Crage:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.



       Item 2.02 Form 8-K filed November 1, 2021

       Exhibit 99.1
       Reconciliation of Non-GAAP Financial Measures
       Calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR Calculation of Adjusted EBITDAR Margin, page 8

   1.                                                   You state on page 6
that adjusted EBITDAR and adjusted EBITDAR margin are
                                                        presented solely as
valuation measures and should not be viewed as measures of overall operating performance.
However, you present and discuss these measures on a
                                                        comparative basis
(current period to prior period), as if they are performance measures. Real estate
rent expense appears to reflect normal, recurring, cash operating expenses that are
necessary to operate your business. Please remove this adjustment from your non-GAAP measure
calculations or tell us how you considered the guidance in
 Peter Crage
TravelCenters of America Inc.
December 8, 2021
Page 2
         Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations. Also, tell us with greater specificity, than in your current disclosures, how adjusted EBITDAR and adjusted EBITDAR margin are both useful as valuation tools.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have any questions.



FirstName LastNamePeter Crage                                   Sincerely,
Comapany NameTravelCenters of America Inc.
                                                                Division of
Corporation Finance
December 8, 2021 Page 2                                         Office of Trade
& Services
FirstName LastName